                                                            EXHIBIT 12(a)

                           BANK OF BOSTON CORPORATION
                  COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Excluding Interest on Deposits)


The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the five years ended December 31, 1993 were as follows:

                                                                               Years Ended December 31,
                                                    ----------------------------------------------------------------------------
(Dollars in thousands)
                                                          1993            1992             1991             1990            1989
                                                    ----------      ----------       ----------       ----------      ----------
Net income (loss)                                  $   299,026     $   278,881      $  (113,155)     $  (468,248)    $   138,114
Extraordinary items, net of tax                                        (72,968)          (7,758)         (43,649)
Cumulative effect of changes
 in accounting principles, net of tax                  (24,203)
Income tax expense (benefit)                           214,683         152,781          (57,990)           2,579          84,951
                                                    ----------      ----------       ----------       ----------      ----------
   Pretax earnings (loss)                              489,506         358,694         (178,903)        (509,318)        223,065
                                                    ----------      ----------       ----------       ----------      ----------

Fixed charges:
   Portion of rental expense
   (net of sublease rental
   income) which approximates
   the interest factor                                  27,063          28,159           30,370           38,747          35,482

Interest on borrowed funds                           1,719,111       1,029,054          608,552        1,229,816       1,953,723
                                                    ----------      ----------       ----------       ----------      ----------

   Total fixed charges                               1,746,174       1,057,213          638,922        1,268,563       1,989,205
                                                    ----------      ----------       ----------       ----------      ----------

Earnings (for ratio calculation)                   $ 2,235,680     $ 1,415,907      $   460,019      $   759,245     $ 2,212,270
                                                    ==========      ==========       ==========       ==========      ==========

Total fixed charges                                $ 1,746,174     $ 1,057,213      $   638,922      $ 1,268,563     $ 1,989,205
                                                    ==========      ==========       ==========       ==========      ==========

Ratio of earnings to fixed
 charges                                                  1.28            1.34              .72              .60            1.11
                                                    ==========      ==========       ==========       ==========      ==========


For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.